Exhibit 99.1

Caesarstone Announces Date for First Quarter 2012 Results

MP MENASHE, ISRAEL – Caesarstone Sdot-Yam Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today announced that it will release its first quarter 2012 earnings on Tuesday, May 8, 2012 before the market opens.

Yosef Shiran, the Company’s Chief Executive Officer, and Yair Averbuch, the Company’s Chief Financial Officer, will host a conference call on the same day at 8:00 a.m. ET to discuss the results of the first quarter ended March 31, 2012, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at www.viavid.com in the events section. To access in the call, dial toll-free 1-888-430-8685 or +1-719-457-2620 (international). The pass code is 9384742.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter pass code 9384742. The replay will be available beginning at 11:00 a.m. ET on Tuesday, May 8, 2012 and will last through 11:59 PM ET May 22, 2012.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other types of interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products , along with Caesarstone’s inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone’s four collections of products – Classico, Supremo, Motivo and Concetto – are available in over 40 countries around the world. For more information about the Company, please visit our website www.caesarstone.com.

Contact

James Palczynski

Investor Relations

+1 (203) 682-8229

jp@icrinc.com

Kibbutz Sdot-Yam MP Menashe 38805, Israel      T + 972 4 6109 368      F + 972 4 6261 268      www.caesarstone.com